EXHIBIT 11

Radian Group Inc.
Schedule of Net Income (Loss) per Share

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except per-share amounts and market prices)	2011	2010	2011	2010
Net income (loss)	$137,115	$(475,080)	$240,121	$(785,435)
Average diluted stock options outstanding	1,030	—	1,030	—
Average exercise price per share	$3.10	$—	$3.10	$—
Average market price per share—diluted basis	$5.09	$—	$6.29	$—
Average common shares outstanding	132,185	110,282	132,185	96,420
Increase in share due to potential exercise of common stock equivalents—diluted basis (1)	1,429	—	1,539	—
Adjusted shares outstanding—diluted	133,614	110,282	133,724	96,420
Net income (loss) per share—basic	$1.04	$(4.31)	$1.82	$(8.15)
Net income (loss) per share—diluted	$1.03	$(4.31)	$1.80	$(8.15)
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(1)
For the three and six months ended June 30, 2011, 3,268,525 shares of our common stock equivalents issued under our stock-based compensation plans were not included in the calculation of diluted net income per share as of such date because they were anti-dilutive. As a result of our net loss for the three and six months ended June 30, 2010, 4,427,985 shares of our common stock equivalents issued under our stock-based compensations plans were not included in the calculation of diluted net loss per share because they were anti-dilutive.